UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Corcept Therapeutics Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

218352102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218352102

1.	Names of Reporting Persons. G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,512,696 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 5,512,696 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,512,696 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes 202,500 shares of Common Stock issuable upon the exercise of stock options held by the Reporting Person exercisable within 60 days of December 31, 2023.

(2)  This percentage is calculated based upon the sum of (i) 103,405,403 shares of Common Stock outstanding as of December 31, 2023, as provided to the Reporting Person by the Issuer, plus (ii) 202,500 share of Common Stock issuable upon exercise of the stock options held by the Reporting Person.

Item 1.
	(a)	Name of Issuer Corcept Therapeutics Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 149 Commonwealth Drive, Menlo Park, CA 94025

Item 2.
	(a)	Name of Person Filing G. Leonard Baker, Jr.
	(b)	Address of Principal Business Office or, if none, Residence 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 218352102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 5,512,696 (1)
	(b)	Percent of class: 5.3% (2)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 5,512,696 (1)
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 5,512,696 (1)
		(iv)	Shared power to dispose or to direct the disposition of -0-

(1)  Includes 202,500 shares of Common Stock issuable upon the exercise of stock options held by the Reporting Person exercisable within 60 days of December 31, 2023.

(2)  This percentage is calculated based upon the sum of (i) 103,405,403 shares of Common Stock outstanding as of December 31, 2023, as provided to the Reporting Person by the Issuer, plus (ii) 202,500 share of Common Stock issuable upon exercise of the stock options held by the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A
Item 8.	Identification and Classification of Members of the Group
N/A
Item 9.	Notice of Dissolution of Group
N/A
Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
Date

/s/ Kanwalpreet S. Kalra
Kanwalpreet S. Kalra, Attorney-in-Fact for G. Leonard Baker, Jr.

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